OFFERING MEMORANDUM
PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Trikke Tech Inc.
132 Easy St. Suite D1
Buellton, CA 93427
www.trikke.com
www.trikkepatrol.com
www.trikkelev.com
(805) 693-0800



TRIKKE™
LIGHT ELECTRIC VEHICLES

UP TO $1,000,000 OF CROWD NOTES

Trikke Tech Inc. ("Trikke Tech," "the company," "we," or "us"), is offering up to $1,000,000 worth of Crowd Notes of the company. The minimum target amount under this Regulation CF offering is $25,000 the "Target Amount"). This offering is being conducted on a best efforts basis and the company must reach its Target Amount of $25,000 by August 7, 2017. The company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of $200,000 under the Combined Offerings (the "Closing Amount") by August 7, 2017, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.. The company will accept oversubscriptions in excess of the Target Amount up to $1,000,000 (the "Maximum Amount") on a first come, first served basis. If the company reaches its Closing Amount prior to August 7, 2017, the company may conduct the first of multiple closings, provided that the offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

THE COMPANY AND ITS BUSINESS

The company's business

Trikke Tech Inc. is a C Corporation incorporated on February 16, 2000, under the laws of California. The company is a distributor, retailer, and wholesaler of Trikke 3-wheeled carving vehicles.

Further information about the company and its business appears on the company's profile page on SeedInvest under https://www.seedinvest.com/trikke.tech.inc/series.a and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

Due diligence

Due diligence by CrowdCheck, Inc.



foundation
by crowdcheck

THE TEAM

Officers, directors and significant employees

This table shows the principal people on our team:

Name	Position	Age	Date Elected or Appointed	Fulltime with the company?
Officers:				
Jose Gildo Beleski	Founder/Chief Executive Officer/Chief Technology Officer/Treasurer	51	Appointed December 2016	Full-time
Ana L D'Arace	Secretary /Operations Manager	47	Appointed January 2014	Full-time
Directors:				
Jose Gildo Beleski	Director	51	Appointed December 2016	Full-time
Ana L D'Arace	Director	47	Appointed December 2016	Full-time
Catherine Bunke	Director	45	Appointed December 2016	Full-time
Significant employees:				
Catherine Bunke	Controller	45	Appointed May 2011	Full-time

Jose Gildo Beleski

Founder, Designer and originator of the Trikke Technology, Gildo is a founder, Chief Executive Officer, Chief Technology Officer, Treasurer and Director of Trikke Tech. Gildo has been with the company since inception in 2000. He is a technical director, industrial engineer, car racing enthusiast and an avid Trikke rider for over 20 years. Gildo has a passion for the ride and would love to let everybody experience it. He is committed to improving the ride and performance of their vehicles to a top level. Gildo is inspired by the achievements of the auto industry, and believes in a new era that is dominated by smart light personal vehicles.

Ana Lucia Nakayama D'Arace

Ana is currently Trikke Tech's Secretary, Operations Manager and Director. She makes sure everything runs smoothly at the company and is responsible for getting customers and staff up to speed with the operations of the business. She has served as Operations Officer since January 2014. Prior to joining Trikke Tech, she was the Executive Assistant of the General Manager at Kraft Foods Brasil S/A in Brazil where she also has worked in Marketing and Sales. Ana holds a B.A. degree in Letters from Universidade Paulista, Brazil.

Catherine Bunke

Cathy Bunke is currently Controller and a Director of Trikke Tech. She has served as Controller of the company for six years, since May 2011. She oversees all aspects of the company's accounting. Prior to joining Trikke Tech, she was an Enrolled Agent working for Carolyn F. Howe & Associates specializing in Estate and Trust tax preparation as well as individual tax return preparation. She received her Enrolled Agents license from the Internal Revenue Services in 1995.

Related Party Transactions

On July 20, 2001 and September 9, 2001, the company entered into a 68-month term loan agreement with John Simpson, co-founder and former CEO of the company in the amount of $15,000 and $30,000, respectively, bearing interest of 0%. Under the agreement, the company is required to make monthly payments of $1,000 with 2/3 of the payment representing principal and 1/3 of the payment representing a royalty payment from November 1, 2015 through June 1, 2021, $45,000 of the payment will be used to pay back the principal balance of the loans and $23,000 of the payments will be paid in the form of a royalty. The unpaid principal balance was $35,000 and $43,000 as of December 31, 2016 and 2015, respectively. The total unpaid royalty balance was $18,333 and $23,333 as of December 31, 2016 and 2015, respectively.

On January 15, 2009, the company entered into a loan agreement with John Simpson, co-founder and former CEO of the company, in the amount of $100,000, bearing interest of 3.88% per annum with no required monthly payments. Interest expense for this loan totaling $897 and $2,205 was recorded for the years ended December 31, 2016 and 2015. The unpaid principal balance was $0 and $8,163 as of December 31, 2016 and 2015, respectively, as the lion was paid off on September 1, 2016. The unpaid accrued interest balance was $13,807 and $25,723 as of December 31, 2016 and 2015, respectively.

On October 10, 2010, the company entered into a loan agreement with John Simpson, co-founder and former CEO of the company, in the amount of $50,000, bearing interest of 3.88% per annum with no required monthly payments. Interest expense for this loan totaling $2,691 and $2,084 was recorded for the years ended December 31, 2016 and 2015. The unpaid balance was $49,980 and $49,980 as of December 31, 2016 and 2015, respectively. The paid accrued interest balance was $14,068 and $11,377 as of December 31, 2016 and 2015, respectively.

On October 10, 2010, the company entered into a loan agreement with CEO, Gildo Beleski, in the amount of $50,000, bearing interest of 3.88% per annum with no required monthly payments. Interest expense for this loan totaling $2,912 and $1,189 was recorded for the years ended December 31, 2016 and 2015. The unpaid principal balance was $38,765 and $50,000 as of December 31, 2016 and 2015, respectively. The unpaid accrued interest balance was $13,395 and $10,482 as of December 31, 2016 and 2015, respectively.

On October 31, 2014, the company entered into a loan agreement with CEO, Gildo Beleski, in the amount of $30,000, bearing interest of 3.88% per annum with no required monthly payments. Interest expense for this loan totaling $1,213 and $1,168 was recorded for the years ended December 31, 2016 and 2015. The unpaid principal balance was $30,000 and $30,000 as of December 31, 2016 and 2015, respectively.

On November 18, 2015, the company entered into a loan agreement with CEO, Gildo Beleski, in the amount of $25,000, bearing interest of 3.88% per annum with no required monthly payments. Interest expense for this loan totaling $973 and $81 was recorded for the years ended December 31, 2016 and 2015. The unpaid principal balance was $25,000 and $25,000 as of December 31. 2016 and 2015, respectively. The unpaid accrued interest balance was $1,054 and $81 as of December 31, 2016 and 2015, respectively.

For more information with respect to these agreements, please see Note 4 to our financial statements.

CEO, Gildo Beleski, advanced funds to the company in the normal course of business in 2016 and 2015. As of December 31, 2016 and 2015, the balance due to the Officer under the arrangement was $17,304 and $20,220, respectively. This advance bears no interest and is considered payable on demand.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the company:

Risks Relating to the Securities

- **We are selling convertible notes that will convert into shares or result in payment in limited circumstances.** These notes do not have a maturity date and only convert or result in payment in limited circumstances. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the Securities Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. The notes will convert at a discount of 20%, or based on a valuation cap meaning investors would be rewarded for taking on early risk compared to later investors. But you won't know how much your investment is worth until that happens. The outside investors at the time of conversion, if any, might value the company at an amount well below the $8,500,000 million valuation cap, so you should not view the $8,500,000 million as being an indication of the company's value. Further the interest on the notes is accrued interest, therefore you will not receive interest payments on these notes. If you choose to invest, you should be prepared that your notes will never convert and will have no value.

- **We have not assessed the tax implications of using the Crowd Note.** The Crowd Note is a type of debt security that does not include a set maturity date. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the company, or the issuance of equity. Investors should consult their tax advisers.

- **Any valuation at this stage is difficult to assess.** Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity into which the Crowd Notes are convertible.

- **The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis.** By purchasing a Crowd Note this offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

- **You may have limited rights.** As an investor in the Regulation CF offering you will be considered a non-Major Investor under the terms of the notes offered, and therefore, you have more limited information rights and you will not have the right to automatically participate in future offerings, and therefore not have the same anti-dilution protections as Major Investors.

- **You will be bound by an investment management agreement, which limits your voting rights.** As a result of purchasing the notes, all non-Major Investors (including all investors investing under Regulation CF) will be bound by an Investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes or majority of the shares of the preferred equity the notes will convert into, vote to terminate the agreement.

- **You can't easily resell the securities.** There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

Risks Relating to the Company and its Business

- **The reviewing CPA has issued included a "going concern" note in the reviewed financials**. We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding round, we may not accurately anticipate how quickly we may use the funds and whether it is sufficient to bring the business to profitability.

- **The company has recorded deferred wages in the amount of $105,422 as of December 31, 2016.** The company has deferred wages payable to two officers of the company, as of December 31, 2016 and 2015 the amount due was $103,422 and $88,653. This may affect the organization of the company if these officers decide to raise any legal issues or leave the company as a result of the deferred wages. If any of the use of proceeds of this offering is used to repay deferred wages, that money will not be available to use for other purposes.

- **We have borrowed significant amounts from related parties and third parties.** Our minimum debt payment under a series of loans, lines of credit and similar borrowings from related parties and third parties alike for 2017 and 2018 are $280,242 and $195,891, respectively and royalty payments under those same agreements for 2017 and 2018 are $13,334 and $16,000, respectively. Some of those loans are secured by company assets and receive royalty payments from the company's revenue of customer sales. We are not using the proceeds of this Offering to pay off these loans, but payments under these agreements will impact our liquidity for a number of years. We need to grow our revenues enough to service and repay these borrowings if we are to survive.

- **We have a small management team.** We depend on the skills and experience of Jose Gildo Beleski, Ana L D'Arace and Catherine Bunke. Although they work full time, they constitute a small management team. Our ability to raise sufficient capital may have an impact on our ability to attract and hire the right talent to support them.

- **We have a number of competitors.** There are already a number of companies providing similar products. While these competitors may not offer the same 3-wheeled carving vehicles, they may be able to design, manufacture and sell products that achieve similar benefits to consumers at a lower price.

- **The company has two US patents as well a European patent and a Chinese Patent.** The company's profitability may depend in part on its ability to effectively protect its proprietary rights, including obtaining patent protection of its methods of producing the product, maintaining the secretary of its internal workings and preserving its trade secrets, as well as its ability to operate without inadvertently infringing on the proprietary rights of others. There can be no assurance that (i) any company - related patents will be issued from any pending or future patent applications; (ii) the scope of any patent protection will be sufficient to provide competitive advantages; (iii) any patents the company obtains will be held valid if subsequently challenged; or (iv) others will not claim rights in or ownership of the company patents and its other proprietary rights. Unauthorized parties may try to copy aspects of products and technologies or obtain and use information it considers proprietary. Policing the unauthorized use of proprietary rights is difficult and time-consuming. The company cannot guarantee that no harm or threat will be made to its intellectual property. In addition, the laws of certain countries are not expected to protect our intellectual property rights to the same extent as do the laws of the United States. Administrative proceedings or litigation, which could result in substantial costs and uncertainty, may be necessary to enforce its patent or other intellectual property rights or to determine the scope and validity of the proprietary rights of others. There can be no assurance that third parties will not alert patent infringement claims in the future with respect to its products or technologies. Any such claims would ultimately require us to enter into license arrangements or result in litigation, regardless of the merits of such claims. Litigation with respect to any infringement claims or any other patent or intellectual property rights could be expensive and time consuming and could have a material adverse effect on our business, operating results and financial condition, regardless of the outcome of such litigation.

● **Uncertainty with respect to US trade policy may reduce our manufacturing choices and add to our expenses.** Most of the suppliers of raw materials and/or manufacturers of our products are not the United States.. The current US President indicated a desire to re-negotiate trade deals and potentially imposing tariffs on foreign countries, including China. We may incur additional expenses if we are forced to base our manufacturing in the United States.

● **The potential markets for our products are characterized by rapidly changing technology, evolving industry standards, frequent enhancements to existing treatments and products, the introduction of new services and products, and changing customer demands.** The company's success could depend on our ability to respond to changing product standards and technologies on a timely and cost-effective basis. In additional, any failure by the company to anticipate or respond adequately to changes in technology and customer preferences could have a material adverse effect on its financial condition, operating results and cash flow.

OWNERSHIP AND CAPITAL STRUCTURE; THE OFFERING; RIGHTS OF THE SECURITIES

Ownership

The current owners of 20% or more equity in a class of securities in the company as of May 9, 2017, are reflected in the below table:

Beneficial owner	Amount and class of securities held*	Percent of voting power prior to the Offering
Jose Gildo Beleski	7,308,333 shares of Common Stock	60%

*The company has authorized 30,000,000 shares of Common Stock of which 450,000 shares of Common Stock have been reserved for the 2003 Stock Plan. The company currently has issued 12,180,555 shares of Common Stock and has not issued any shares of Preferred Stock.

The Offering

> ***The securities offered in this offering***

The following description is a brief summary of the material terms of this offering and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this offering will convert into Preferred Stock in the earlier of a "corporate transaction" (such as the sale of the company) or a "qualified equity financing" (which is a Preferred Stock financing raising more than $1 million or the first sale of Common Stock in an initial public offering under a registration statement filed under the Securities Act of 1933).

 The price at which the Crowd Notes sold in this offering will convert will be:

- If conversion takes place prior to a qualified equity financing, the greater of twice the outstanding principal of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap; or

- At a discount of 20% to the price in the qualified equity financing, subject to a $8,500,000 million valuation cap, if the conversion takes place pursuant to a qualified equity financing.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue at an annual interest rate of 3%, compounded quarterly.

As described below, non-Major Investors will have fewer rights than Major Investors, including more limited information rights. Further non-Major Investors will be required to subscribe to an investment management agreement, which will limit their voting rights in the future.

 Our Target Amount for this offering to investors under Regulation Crowdfunding is $25,000. Additionally, we have set a minimum Closing Amount of $200,000 for the Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before any closings occur. We will accept up to $1,000,000 from investors through Regulation Crowdfunding before the deadline of August 7, 2017.

The minimum investment is this offering is $500. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200.

Securities sold pursuant to Regulation D

The company is selling securities in a concurrent offering to accredited investors under Rule 506(c) of Regulation D under the Securities Act at the same time as this offering under Regulation Crowdfunding (together, the "Combined Offering")

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors in those Crowd Notes will be entitled to participation rights in future offerings of equity securities up to the purchase price of their Crowd Notes and will be considered major investors, to the extent that concept exists in those offerings. Further, Major Investors will be entitled to greater information rights than non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-Major counterparts.

Other classes of securities of the company

The following descriptions summarize important terms of the existing securities of Trikke Tech and do not provide every detail that may be of interest to investors in this offering. A description of the rights for Common Stock and Preferred Stock holders may be found in the Articles of Incorporation and the Bylaws of the company.

Common Stock

The company has authorized up to 30,000,000 shares of Common Stock. The company's Articles of Incorporation do not set forth the rights, preferences, privileges, and restrictions relating to the Common Stock. These may be established by the company's Board of Directors. The board has not taken any specific action with respect to the rights and privileges of the Common Stock.

Preferred Stock

The company has authorized up to 10,000,000 shares of Preferred Stock. The company's Articles of Incorporation do not set forth the rights, preferences, privileges, and restrictions relating to the Preferred Stock. These may be established by the company's Board of Directors.

What it means to be a minority holder

As an investor in Crowd Notes of the company, you will not have any rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Even if your securities convert to equity of the company, investors in this Offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Offering Perks

To encourage participation in this offering and the concurrent offering pursuant to Regulation D, the company is providing specific perks for investors. The company is of the opinion that these perks do not alter the sales price or cost basis of the Crowd Note in this offering. Rather, the perks are a promotional discount on future purchases of the core service of the company. The perks for the Combined Offerings are as follows:

- TRIKKE shirt to all investors and 20% off one-time purchase of any item at www.trikke.com
- Trikke Freedom to investments over $30,000
- Trikke Pon-e 48V to investments over $60,000

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share into which the notes convert being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transfer Agent

We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent. They will be responsible for keeping track of who owns our Crowd Notes.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. The financial statements were reviewed by Artesian CPA, LLC.

Financial Condition

The following discussion includes information based on our unaudited operating data for 2016 and 2015 and is subject to change once we complete our fiscal year, prepare our consolidated financial statements and our accountant completes a financial review of those statements.

Results of Operations

For the year ended December 31, 2016, our net revenues were $2,201,220, an increase of 8.5% over net revenues of $2,029,103 for the year ended December 31, 2015. This increase was due to increase in international sales. Cost of net revenues for 2016 was $1,179,031, compared to $1,034,696 for 2015, resulting in gross profit of $1,022,189 and $994,407 for 2016 and 2015, respectively. Gross margins were 46.4% and 49.0% for 2016 and 2015, respectively. Margins decreased slightly due to large international sale at a lower margin.

Our operating expenses consist of compensation and benefits, research and development, sales and marketing and general and administrative costs. Operating expenses decreased 5.3%, to $972,593 in 2016 from $1,026,873 in 2015. The primary components of this change were:

- A decrease of 16.0% in compensation and benefits, due to CEO leaving the company in 2015.

- Decreases of 14.6% and 7.3% in research and development and sales and marketing costs, respectively.

- An offsetting increase of 18.9% in general and administrative expenses, due to reducing expenses and costs.

Other expense consists of interest expense, which was $28,971 in 2016 compared to $25,709 in 2015.

As a result of the foregoing, we recorded net income of $20,625 in 2016, compared to a net loss of $58,175 in 2015.

Liquidity and Capital Resources;

At December 31, 2016 we had cash on hand of $40,182. We currently have a line of credit with Rabobank in the amount of $49,999.

We have entered into a number of loan agreement described in "Indebtedness" and under those agreements are required to make debt and royalty payments. Minimum debt payments under those agreements for 2017 and 2018 are $280,242 and $195,891, respectively and royalty payments under those same agreements for 2017 and 2018 are $13,334 and $16,000, respectively. Payments under these agreements will impact our liquidity for a number of years. See Note 4 to our financial statements.

Indebtedness

From 2001 through 2002, we entered into a number of short-term loan agreements with company officers and third parties with interest rates of 0% pursuant to which we would make royalty payments. As of December 31, 2016, we owed $145,000 in principal and $77,667 in royalties under these loans.

On August 1, 2008, we entered into a 120-month term loan agreement with First Bank, in the amount of $195,000, bearing interest of 6.25% per annum with a required monthly principal and interest payment of $1,296. The lion is secured by our building. The unpaid principal balance was $159,824 as of December 31, 2016.

On January 15, 2009, we entered into a loan agreement with an officer of the company, in the amount of $100,000, bearing interest of 3.88% per annum with no required monthly payments. The unpaid principal balance was $0 as of December 31, 2016 and 2015, respectively as the loan was paid off on September 1, 2016. the unpaid accrued interest balance was $13,807 as of December 31, 2016.

On October 10, 2010, we entered into a loan agreement with an officer of the company, in the amount of $50,000, bearing interest of 3.88% per annum with no required monthly payments. The unpaid principal balance was $49,980 as of December 31, 2016. The unpaid accrued interest balance was $14,068 as of December 31, 2016.

On October 10. 2010, we entered into a loan agreement with an officer of the company, in the amount of $50,000, bearing interest of 3.88% per annum with no required monthly payments. The unpaid principal balance was $38,765 as of December 31, 2016. The unpaid accrued interest balance was $13,395 as of December 31, 2016.

On September 9, 2013, we entered into a 36-month loan agreement with a third party in the amount of $100,000, bearing interest of 6.55% per annum with a required monthly interest payment of $542. The unpaid principal balance was $95,652 as of December 31, 2016. The unpaid accrued interest balance was $13,589 as of December 31, 2016.

On October 31, 2014, we entered into a loan agreement with an officer of the company, in the amount of $30,000, bearing interest of 3.88% per annum with o required monthly payments. The unpaid principal balance was $30,000 as of December 31, 2016. The unpaid accrued interest balance was $2,477 as of December 31, 2016.

On October 9, 2015, we entered into a 42-month term loan with Ford Credit, in the amount of $29,319, bearing interest of 3.54% per annum with a required monthly principal and interest payment of $534. The loan is secured by an automobile. The unpaid principal balance was $22,457 as of December 31, 2016.

On November 18, 2015, we entered into a loan agreement with an officer of the company, in the amount of $25,000, bearing interest of 3.88% per annum with no required monthly payments. The unpaid principal balance was $25,000 as of December 31, 2016. The unpaid accrued interest balance was $1,054 as of December 31, 2016.

Further information with respect to our indebtedness can be found in Note 4 to our financial statements.

Recent Offerings of Securities

We have not issued securities within the last three years. On December 5, 2016, the company acquired 1,071,667 shares of Common Stock from John Simpson for no consideration. The company has not issued securities since 2006.

Valuation

The company determined the valuation cap, discount, and interest rate of the Crowd Notes in this offering internally based on its own assessment of the company's current and future value, as well as relative risk for investors investing in similarly situated companies. The Crowd Notes may convert to equity securities of the company in the future if the company engages in future equity financings. At that time, the valuation of the company will be determined through negotiations with prospective investors. Those prospective investors may determine the value of the company through one or multiple methods which include:

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed;

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet; and

Earnings Approach — This is based on what the prospective investor will pay (the present value) for what the prospective investor expects to obtain in the future.

USE OF PROCEEDS

We will adjust roles and tasks based on the net proceeds of this offering. If we raise the Closing Amount, the net proceeds of this offering to the issuer, after the expenses of the offering (payment to the SeedInvest and legal, accounting and related expenses), will be approximately $175,000. We plan to use these proceeds as follows:

- Approximately 15% for R&D/New Product.

- Approximately 25% for Inventory.

- Approximately 20% for Sales.

- Approximately 25% for Marketing.

- Approximately 15% for Manufacturing/Tooling.

We do not plan to use the proceeds to pay off debt. In addition, we have no plans to acquire assets at this point.

If we raise the Maximum Amount of $1,000,000, the net proceeds of this offering to the issuer will be approximately $915,000. We plan to use these proceeds as follows:

- Approximately 15% for R&D/New Products.

- Approximately 25% for Inventory.

- Approximately 20% for Sales.

- Approximately 25% for Marketing.

- Approximately 15% for Manufacturing/Tooling.

If we receive funds in our concurrent offering under Rule 506(c) of Regulation D, we may allocate some of those funds to cover some, if not all of the costs, of uses identified above. Any amount raised in the Regulation D offering in excess of the Maximum Amount will be used for same general purposes as provided above.

The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the company.

REGULATORY INFORMATION

Disqualification

Neither the company nor any of our officers or managing members is disqualified from relying on Regulation Crowdfunding.

Annual reports

We have not filed annual reports to date. Any annual reports will be posted on our website, at http://www.trikke.com/investor which will be posted within 120 days after the end of each fiscal year.

Compliance failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Updates

Updates on the status of this offering may be found at:

https://www.seedinvest.com/trikke.tech.inc/series.a.

SEEDINVEST INVESTMENT PROCESS

Making an investment in the company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the company. Once the company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the company in exchange for your convertible note. At that point, you will be an investor in the company.

SeedInvest Regulation CF rules regarding the investment process:

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's offering materials;

- The intermediary will notify investors when the target offering amount has been met;

- The company is making concurrent offerings under both Regulation CF and Regulation D and unless the company raises at least the target amount under the Regulation CF offering and the closing amount under both offerings, it will not close this offering;

- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline;

- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;

- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned; and

- If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:

1. Personal information such as your current address and phone number

2. Employment and employer information

3. Net worth and income information

4. Social Security Number or government-issued identification

5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the company with the expectation that they will receive equity in the company in the future at a discounted price per share when the company raises its next round of financing.

To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.

- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, the company has set a minimum investment amount.

How can I (or the company) cancel my investment?

For offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the company's name, the amount, the investment number, and the date you made your investment.

After my investment

What is my ongoing relationship with the company?

You are an investor in the company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the company and their investments. This annual report includes information similar to the company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

1. The company becomes a fully-reporting registrant with the SEC

2. The company has filed at least one annual report, but has no more than 300 shareholders of record

3. The company has filed at least three annual reports, and has no more than $10 million in assets

4. The company or another party repurchases or purchases all the securities sold in reliance on Section 4(a)(6) of the Securities Act

5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the company about its business.

Can I get rid of my securities after buying them?

Securities purchased through a Regulation Crowdfunding offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the company that sold the securities

2. To an accredited investor

3. As part of an offering registered with the SEC (think IPO)

4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these securities and the company does not have any plans to list these securities on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists its securities on an exchange, is acquired, or goes bankrupt.